UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Other Events

On October 29, 2025, Genenta Science S.p.A. (the “Company”) held its Ordinary and Extraordinary Shareholders’ Meeting in virtual meeting format. At the Ordinary and Extraordinary Shareholders’ Meeting, the Company’s shareholders approved the following resolutions:

●	the amendment to Article 4 of the Company’s by-laws to extend the Company’s corporate purpose to include all sectors covered by the Italian Law Decree 21/2012 (i.e. Golden Power legislation);

●	the increase in the number of members of the Board of Directors from three (3) to five (5) members;

●	the appointment of two new directors to the Company’s Board of Directors, Miguel Maria Mutti and Giacomoantonio Paracchi, effective as of October 29, 2025, to serve until the Company’s Shareholders’ Meeting approving the financial statements as of December 31, 2025.

Armon R. Sharei, Ph.D., Francesco Galimi, M.D., Ph.D., and Pierluigi Paracchi, Chief Executive Officer, will continue to serve on the Board of Directors; and

●	to grant the newly appointed directors an aggregate annual gross compensation of €60,000 per year, to be distributed among them by the Board of Directors. Therefore, the overall remuneration of the entire Board is to be considered redetermined in the amount of €165,000.

The new director, Miguel Maria Mutti, is a senior executive with over 25 years of international experience in the pharmaceutical and investment banking sectors. He has a proven track record in corporate and business development, M&A, licensing, and general management, having led major growth, restructuring, and integration projects across Europe, Latin America, and Asia. Currently, he serves as Managing Partner at Sinergetica Healthcare, a strategic consulting and investment firm focused on pharma, biotech, and medtech. Before that, he held senior leadership roles at Lupin Limited, Grünenthal GmbH, Chemo Group, and Citigroup. Mr. Mutti combines strategic vision, financial expertise, and hands-on operational leadership, supported by an MBA from ISTUD and executive training at INSEAD. He is fluent in Italian, Spanish, and English.

The new director, Giacomoantonio Paracchi, is a business lawyer with extensive experience as General Counsel and Head of Legal & Corporate Affairs within structured multinational groups. Since September 2023, he has been serving as General Counsel of the Geodis Group, and since May 2025, he has also joined LEXIA as a Partner in the Corporate / M&A / Capital Markets Department. Previously, he held senior legal and corporate positions at Comifar Group, Valtellina Group, and Techint Group, overseeing legal, corporate affairs, and compliance functions. His professional background is complemented by an excellent command of the English language and a strong focus on business-oriented legal strategy. Mr. Paracchi is the brother of Pierluigi Paracchi, the Company’s Chief Executive Officer, Chairman and co-founder.

The effectiveness of the by-laws amendment to Article 4, extending the Company’s corporate purpose to include all sectors covered by the Italian Golden Power legislation, is expressly conditioned upon the non-exercise of the withdrawal right (diritto di recesso) granted to shareholders who did not vote in favor of the resolution (as absent, abstained, or voted against).

Should even a single withdrawal be validly exercised, the above by-laws amendment will not take effect; therefore, in this case, the exercise of the right of withdrawal will not entitle the withdrawing shareholder to the liquidation of the relevant shares, and will only determine the ineffectiveness of the resolution of the Shareholders’ Meeting.

The right of withdrawal must be exercised pursuant to Article 2347-bis of the Italian Civil Code, by sending a registered letter to the Company within fifteen days from the registration of the shareholders’ resolution in the Companies’ Register, i.e. by about November 15, 2025. The letter must include the shareholder’s personal details, the address for communications related to the procedure, and the number of shares for which the right of withdrawal is exercised.

For any further information, shareholders who intend to exercise the right of withdrawal are kindly invited to contact the Company at the certified e-mail address amministrazione@genenta.com.

The above description of the by-laws amendment is qualified in its entirety by reference to the by-laws, a copy of which is filed as Exhibit 3.1 hereto and is incorporated herein by reference (please note that such copy of the by-laws do not provide yet the current amount of the Company’s share capital following the issuance of n. 4,285,715 new shares in the context of the capital increase and the related offering pursuant to the prospectus supplement filed on October 28, 2025; such updated by-laws will be filed with the Companies’ Register, in accordance with Article 2444 of the Italian Civil Code, within 30 days from the execution of the capital increase).

Exhibits

Exhibit No.	Description
3.1	Amended By-laws of Genenta Science S.p.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

Dated: November 3, 2025	By:	/s/ Richard B. Slansky
	Name:	Richard B. Slansky
	Title:	Chief Financial Officer